UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 16, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a news release dated 16 February 2016 entitled ‘Liberty Global and Vodafone to merge their Dutch operations’.

Liberty Global and Vodafone to merge their Dutch operations

Denver, Colorado and London, United Kingdom – February 15, 2016:

Key highlights

•      50-50 joint venture to create a national unified communications provider in the Netherlands with complementary strengths across video, broadband, mobile and B2B services.

•      Combining Ziggo’s fiber-rich broadband network with Vodafone’s leading mobile operations will create a stronger fixed and mobile competitor in the Dutch market, delivering significant benefits for consumers, businesses and the public sector through investment in digital infrastructure and customer experience.

•      Total cost, capex and revenue synergies with an estimated net present value of approximately €3.5 billion after integration costs.

•      Total synergies include cost and capex synergies with run-rate savings of €280 million1 on an annual basis by the fifth full year post closing, equivalent to a net present value of approximately €2.5 billion after integration costs.

•                  Based upon the enterprise value of each business, and after deducting Ziggo’s €7.3 billion of net debt2, Vodafone will make a cash payment to Liberty Global of €1 billion to equalize ownership in the joint venture. Vodafone Netherlands will be contributed on a debt and cash free basis.

•                  New joint venture will target leverage of 4.5-5.0x covenant EBITDA3. Accordingly, additional financing is expected to be raised by the joint venture in the future to reach target leverage. Proceeds from the financing will be distributed equally between Vodafone and Liberty Global.

•                  The transaction is expected to close around the end of 2016 and is subject to regulatory approvals and consultations with the Works Councils.

Vodafone Group Chief Executive, Vittorio Colao, said, “The combination of Vodafone’s leading mobile business with Ziggo’s successful broadband and TV business creates a strong and competitive integrated communications player, which will invest in digital infrastructure, entertainment services and productivity applications for Dutch consumer, business and public sector customers. Together we will be a stronger competitor in the Netherlands, benefiting customers of both companies and the market as a whole. This transaction marks a continuation of Vodafone’s market-by-market convergence strategy and we look forward to partnering with Liberty Global to create a fully integrated provider in one of our core European markets.”

Mike Fries, Chief Executive Officer of Liberty Global, said, “This powerful combination of the best fixed and mobile networks in the Netherlands will deliver huge benefits to Dutch consumers and

1      The €280 million of cost and capex savings are stated before integration costs and comprises more than €240 million of operating cost savings to be realized upon the completion of the integration activities.

2      Ziggo’s €7.3 billion of net debt is based upon third-party net debt and transaction related debt-like adjustments as of September 30, 2015 and is subject to customary closing adjustments.

3     Covenant EBITDA is calculated in accordance with Ziggo’s third party debt agreements.

businesses. Throughout Europe, Liberty is capitalizing on the rising demand for lightning-fast broadband speeds, the coolest digital TV platforms and apps, and seamless 4G wireless connectivity. Soon, both Ziggo and Vodafone customers in the Netherlands will be at the forefront of this new world, and we couldn’t be more excited about our partnership with Vodafone. We look forward to working together to develop cutting-edge converged services for the Dutch market.”

Strategic Combination

Liberty Global plc (NASDAQ: LBTYA, LBTYB, LBTYK, LILA and LILAK) and Vodafone Group Plc (LSE: VOD) today announced that Liberty Global Europe Holding B.V. and Vodafone International Holdings B.V. have reached an agreement to merge their operating businesses in the Netherlands to form a 50:50 joint venture (the “JV”). The JV will operate under both the Vodafone and Ziggo brands and will create a nationwide integrated communications provider with over 15 million revenue generating units, of which 4.2 million are video, 3.2 million are high-speed broadband, 2.6 million are fixed-line telephony and 5.3 million are mobile4.

By combining Ziggo’s market-leading Horizon TV product suite, 200 Mbps nationwide broadband internet and extensive Wi-Fi network, together with Vodafone’s market-leading, data-rich 4G mobile propositions, Dutch consumers will enjoy a high-quality customer experience with superior connectivity and entertainment both in and outside the home.

In addition, the JV will become a leading national enterprise business through the combination of Vodafone’s B2B expertise, product portfolio and strong distribution footprint together with Ziggo’s B2B operations and its high-capacity nationwide cable network. This will ensure sustainable competition in the small, medium and large business segments across the Netherlands, which will benefit the overall Dutch economy.

Financial Profile of the Joint Venture5

Vodafone and Liberty Global will ensure that the JV will benefit from the scale benefits and complementary expertise of each partner. The parties have agreed to provide a suite of services to the JV post completion. These services principally comprise IT and technology-related services, procurement, brand management and other support services. The annual charges to the JV will depend on the actual level of services required by the JV.

4       Represents combined revenue generating units of Liberty Global and Vodafone (as defined by each) as at December 31, 2015.

5      Ziggo amounts are prepared under United States Generally Accepted Accounting Principles and Vodafone Netherlands amounts are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial information for Ziggo and Vodafone Netherlands is presented below for the 12 months ended December 31, 2015.

€m; December 31, 2015	Ziggo[6]	€m; December 31, 2015	Vodafone Netherlands
Revenue 2015	2,484	Revenue 2015	1,929

OCF 2015[7]	1,352	EBITDA 2015[8]	643

Estimated Shareholder Recharges[9]	(81)	Estimated Incremental Shareholder Recharges[9]	(48)
OCF 2015 After Estimated Shareholder Recharges	1,272	EBITDA 2015 After Incremental Shareholder Recharges	595
Property & Equipment Additions 2015	(484)	Capital Additions 2015	(338)

Transaction Details

Based upon the enterprise value of each business, and after deducting Ziggo’s €7.3 billion of net debt2, Vodafone will make a cash payment to Liberty Global of €1 billion to equalize ownership in the JV, reflecting the €2 billion difference in the two companies’ equity value. Vodafone Netherlands will be contributed to the JV on a debt and cash free basis.

The JV will target a leverage ratio of 4.5-5.0x covenant3 EBITDA. Accordingly, the JV is expected to raise new debt financing in the future to reach its target leverage ratio, with proceeds to be distributed equally between Liberty Global and Vodafone. The transaction will not trigger a change of control under Ziggo’s existing third-party debt.

The JV intends to distribute 100% of its available cash to the shareholders and is expected to undertake periodic further recapitalizations, subject to market and operating conditions, to maintain its 4.5-5.0x target leverage ratio. Between signing and closing, each party will retain the free cash flow of their respective operations. Liberty Global will contribute an estimated €321 million10 of Ziggo net operating losses to the JV at closing and retain ownership of the remaining €2.9 billion11 of its other Dutch net operating losses.

Following completion of the transaction, neither Vodafone nor Liberty Global will consolidate the JV. After closing, Liberty Global’s 50% interest in the JV will be attributed to the Liberty Global Group, which is primarily comprised of Liberty Global’s European operations.

The transaction is expected to be enhancing to Vodafone’s free cash flow per share from the second full year post completion.

6      The historical Ziggo amounts include Liberty Global’s cable operations in the Netherlands and the Sport1 premium sports channel that will be contributed to the JV.

7      For Ziggo, OCF represents operating income before share-based compensation, related-party fees and allocations, depreciation and amortization, impairment, restructuring and other operating items.

8      Vodafone Netherlands EBITDA is stated after share-based compensation expense of €2 million and net recharges paid to other Vodafone Group companies of €53 million.

9      Amount includes estimated charges related to operating and capital activities.

10  The €321 million figure represents an estimate of the net operating losses to be contributed as of December 31, 2015. The contributed amount may vary at closing, depending on the taxable results reported in the intervening period.

11 The €2.9 billion figure represents an estimate of the net operating losses to be retained as of December 31, 2015. The retained amount may vary at closing, depending on the taxable results reported, including giving effect to the transaction, in the intervening period.

Synergy Opportunity

The JV is expected to generate significant efficiencies, with run-rate cost and capex synergies of €280 million1 on an annual basis by the fifth full year post closing, equivalent to a net present value of approximately €2.5 billion after integration costs.

The key expected sources of cost and capex synergies include:

•                  Use of existing infrastructure to provide services for each entity’s customers at lower cost compared to standalone / wholesale capabilities;

•                  Combination of regional and national network infrastructures and IT systems;

•                  Reduction in combined marketing expenditures;

•                  Potential to reduce general and administration costs; and

•                  Site rationalization.

To achieve these synergies, the JV expects to incur approximately €350 million of integration costs, most of which will be incurred in the first three years post completion.

The JV will have a significant opportunity to provide Ziggo’s triple-play services to Vodafone Netherlands’ existing mobile consumers and enterprise customers and to provide Vodafone Netherlands’ mobile services to Ziggo’s existing residential and business customers. The JV will also benefit from Vodafone’s and Liberty Global’s collective global scale and technical expertise and will offer customers a wide range of products, content and services that draw on each company’s products and networks, greatly enhancing choice and competition in the Dutch market. It is expected that the JV will generate revenue synergies from these areas with a net present value of €1 billion.

Inclusive of revenue synergies, the total expected synergies have an estimated net present value of approximately €3.5 billion after integration costs.

The estimated synergies mentioned above are incremental to the unrealized portion of the synergies announced by Liberty Global from the combination of Ziggo and UPC Netherlands.

Management, Governance and Exit

The Supervisory Board of the JV is expected to be comprised of three representatives from each of Liberty Global and Vodafone and two members nominated by the Works Council. Certain matters will require unanimous approval of both companies’ representatives. The post of Chairman will be held for alternating 12 month periods by a Liberty Global or Vodafone appointed director. Key management positions will be announced prior to completion of the transaction.

Each shareholder has the right to initiate an Initial Public Offering of the JV after the third anniversary of closing, with the opportunity for the other shareholder to sell shares in the IPO on a pro-rata basis. The parties have agreed to restrictions on other transfers of interests in the JV until the fourth anniversary of closing. After the fourth anniversary, each shareholder will be able to initiate a sale of the entire JV to a third party, subject to a right of first offer in favor of the other shareholder.

Integration, Organization and Employees

Vodafone and Liberty Global recognize that their employees will be vital to the success of the JV. The agreement to merge Vodafone Netherlands and Ziggo is subject to customary consultations with the respective Works Councils.

Conditions to Completion and Indicative Timetable

The transaction is subject to prior regulatory approval. Liberty Global and Vodafone have undertaken preparatory work on the required competition filings and will formally request approval from the European Commission in due course.

Based on the required steps and subject to the customary closing conditions and approvals, Liberty Global and Vodafone anticipate that completion will take place around the end of 2016.

The transaction is not subject to Vodafone or Liberty Global shareholder approvals.

Investor and Analyst Calls

Vodafone is hosting a conference call on Tuesday, February 16, 2016 for analysts and investors, which will start promptly at 09.00 a.m. (London time). Please dial into this conference call using the following numbers:

UK Participant dial in Toll:	+44 (0) 20 3426 2889
UK Participant dial in Toll-Free:	0808 237 0035
US Participant dial in Toll:	+1 347 329 1282
US Participant dial in Toll-Free:	1877 841 4558

REPLAY
UK Toll:	+44 (0) 20 3426 2807
UK Toll-Free:	0808 237 0026
US Toll-Free:	+1 866 535 8030
PIN:	668241#

Liberty Global is hosting a conference call on Tuesday, February 16, 2016 for analysts and investors. The call will start promptly at 09.00 a.m. (New York Time). During the call Liberty Global will discuss its 2015 results and business, including those of the Liberty Global Group and the LiLAC Group, and expects to address the joint venture, comment on the company’s outlook and provide other forward-looking information.

Please dial into this conference call using the following numbers:

United States	+1 888 204 4485
International	+1 913 312 0949

The conference call will also be webcast live from www.libertyglobal.com

Transaction Advisers

In connection with the transaction, Goldman Sachs and LionTree Advisors are acting as financial advisers to Liberty Global, and Freshfields Bruckhaus Deringer and Allen & Overy are acting as legal advisers to Liberty Global. Morgan Stanley, Robey Warshaw and UBS are acting as financial advisers to Vodafone and Slaughter and May and NautaDutilh are acting as legal advisers to Vodafone.

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of December 31, 2015, Vodafone had 461 million mobile customers and 13 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Netherlands

For the twelve months ended December 31, 2015, Vodafone Netherlands reported profit before tax of €94 million. As at December 31, 2015, Vodafone Netherlands reported gross assets of €3,771 million.

About Liberty Global

Liberty Global is the largest international cable company with operations in 14 countries. Liberty Global connects people to the digital world and enables them to discover and experience its endless possibilities. Liberty Global’s market-leading products are provided through next-generation networks and innovative technology platforms that connected 27 million customers subscribing to 57 million television, broadband internet and telephony services at December 31, 2015. In addition, Liberty Global served five million mobile subscribers and offered WiFi service across six million access points.

Liberty Global’s businesses are currently attributed to two tracking stock groups: the Liberty Global Group (NASDAQ: LBTYA, LBTYB and LBTYK), which primarily comprises Liberty Global’s European operations, and the LiLAC Group (NASDAQ: LILA and LILAK, OTC Link: LILAB), which comprises Liberty Global’s operations in Latin America and the Caribbean.

Liberty Global’s consumer brands are Virgin Media, Ziggo, Unitymedia, Telenet, UPC, VTR and Liberty. Liberty Global’s operations also include Liberty Global Business Services and Liberty Global Ventures.

About Ziggo

For the twelve months ended December 31, 2015, Ziggo (including Sport1) incurred a loss before tax of €485 million. As at December 31, 2015, Ziggo (including Sport1) had gross assets of €20.7 billion.

Enquiries:

Vodafone Group	Liberty Global

Investor Relations	Investor Relations
Tel: +44 (0) 7919 990 230	Oskar Nooij +1 303 220 4218
Christian Fangmann +49 221 84 62 5151
John Rea +1 303 220 4238

Media Relations	Corporate Communications
www.vodafone.com/media/contact	Matt Beake +44 20 8483 6428
Tim Burt +44 20 7240 2486
Aimee Baxter +1 646 561 3512

Important Notice

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies of Liberty Global and Vodafone, statements regarding the transaction and the anticipated consequences and benefits of the transaction, the future growth prospects of the JV, the targeted closing date of the transaction, and the intended financing for the JV, including the intended leverage. Due to various risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving the parties’ respective ability to realize expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for broadband communications and mobile services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•                  under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended March 31, 2015;

•                  under “Other Information – Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ended September 30, 2015; and

•                  in Liberty Global’s filings with the U.S. Securities and Exchange Commission, including its most recently filed Form 10-K and Forms 10-Q.

No assurances can be given that the forward-looking statements in this announcement will be realized. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share of Vodafone, as altered by the JV, will necessarily match or exceed the historical or published earnings per share of Vodafone or the relevant entities which form the basis for the JV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 16, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary